Filed by: Stock Building Supply Holdings, Inc.

pursuant to Rule 425 Under the Securities Act of 1933

and Deemed Filed Pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Building Materials Holding Corporation

Commission File No.: 001-36050

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STCK - Stock Building Supply Holdings Inc and Building Materials Holding Corporation Joint Conference Call to Discuss Definitive Merger Agreement

EVENT DATE/TIME: JUNE 03, 2015 / 01:00PM GMT

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JUNE 03, 2015 / 01:00PM GMT, STCK - Stock Building Supply Holdings Inc and Building Materials Holding Corporation Joint Conference Call to Discuss Definitive Merger Agreement

CORPORATE PARTICIPANTS

Jim Major Stock Building Supply Holdings, Inc. - EVP and CFO

Jeff Rea Stock Building Supply Holdings, Inc. - President and CEO

Peter Alexander Building Materials Holdings Corporation - CEO

CONFERENCE CALL PARTICIPANTS

Luke Junk Robert W. Baird & Co. - Analyst

Drew Lipke Stephens, Inc. - Analyst

PRESENTATION

Operator

Good morning, and welcome to today’s conference call to discuss the announced merger between BMC and Stock Building Supply. As a reminder, this conference call is being recorded today, Wednesday, June 3, 2015.

I would now like to turn the conference over to Mr. Jim Major, Chief Financial Officer. Thank you, Mr. Major. You may now begin.

Jim Major - Stock Building Supply Holdings, Inc. - EVP and CFO

Good morning, and thank you for taking the time to join this call about our announcement of the combination between Building Materials Holding Corporation, or BMC, and Stock Building Supply.

We hope you’ve had the chance to review the press release issued earlier this morning. If not, a copy is available on the Investor Relations section of Stock’s website at ir.stocksupply.com, and BMC’s website at BuildwithBMC.com. A copy of the slide presentation referenced on this call is also available on Stock’s website.

Before we begin, I would like to call your attention to Slide 1 of our presentation, and remind everyone that some of our comments today may include forward-looking statements. These statements are subject to the risks and uncertainties as described in the Company’s filings with the SEC. Such statements include, but are not limited to, statements about the benefits of the transaction, potential synergies and cost savings and the timing thereof, future financial and operating results, the expected timing of the completion of the transaction, the combined companies’ plans, objectives, expectations, and intentions with respect to future operations, products and services, and other statements that aren’t historical facts.

Our actual results may differ materially from those described during the call. In addition, all forward-looking statements are made as of today, and the Company does not undertake to update any forward-looking statements based on new circumstances or revised expectations.

As we’ve described on Slide 2 of our presentation, this combination is bringing together two leadership teams with proven track records of success for their stakeholders. Joining me on the call today are Jeff Rea, President and Chief Executive Officer of Stock Building Supply; and Peter Alexander, Chief Executive Officer of BMC. We are pleased to discuss this announcement with you, and answer certain questions following our presentation.

To begin, I’d like to turn the call over to Jeff.

Jeff Rea - Stock Building Supply Holdings, Inc. - President and CEO

Good morning, and thank you for joining the call today. As always, we appreciate your interest in our Company.

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JUNE 03, 2015 / 01:00PM GMT, STCK - Stock Building Supply Holdings Inc and Building Materials Holding Corporation Joint Conference Call to Discuss Definitive Merger Agreement

We are excited to introduce this strategic merger of two strong building materials distributional companies. Specifically, earlier this morning we announced an agreement to merge Stock Building Supply and Building Materials Holding Corp., or BMC, to create one of the industry’s leading providers of residential building materials.

This is an exciting announcement for us, and an important one for both companies’ shareholders, associates, and customers. We believe that as a combined Company, we will have a — we will be a stronger, more efficient competitor, able to accelerate profitable growth and deliver an even broader range of customer services and solutions.

On Slide 3, you can see a summary of the many reasons why we think today’s announcement is so compelling. This transaction is expected to create a premier national building materials distribution platform, with more than $2.7 billion in combined 2014 pro forma revenues, and unmatched capabilities for customers. The combined Company will have an enhanced geographic reach with limited but strategic market overlap. BMC, for instance, has an extremely strong presence in attractive markets in the western US, Texas, and the Southeast — geographies much like our own, with year-round construction cycles and solid demographics.

We believe the combined Company will also be poised to better capitalize on the improving US housing market that is generating increased demand for building materials, services, and solutions. Not only do the two companies have complementary products and services, they operate in highly attractive long-term growth markets throughout the US, positioning the combined Company with a strategic amount of room to grow.

Both companies share a culture that prioritizes a commitment to exceptional customer experiences, and recognizes the importance of talented employees serving our customers with these best-in-class capabilities. This was very important to both Peter and me as we explored bringing these two innovative companies together.

Finally, today’s announcement is a very attractive value-creation opportunity for our shareholders. We will cover these items in more detail later on this call, but you can see this all-stock combination is projected to be EPS accretive in the first year after close, generate significant synergies, and maintain a strong balance sheet that preserves the financial flexibility to pursue additional strategic and accretive growth opportunities.

Slide 4 provides an overview of the transaction structure, initial announcement of the combined Management Team of the Company, and the path to closing this transaction. This is a stock-for-stock merger, and it is expected to be tax-free.

Once the deal closes, stock shareholders will own 40% of the combined Company, with BMC shareholders owning 60%. The implied pro forma enterprise value of the merger is $1.5 billion, and the Company will have pro forma debt of $363 million.

When this deal closes, I will step aside as CEO, but remain on the Board of the merged Company. Peter Alexander, the current CEO of BMC, who you will hear from shortly, will be assuming the role of CEO for the combined Company. I have known Peter for a number of years, and have confidence he is the right person to drive the combined Company forward.

To round out the Management team, Jim Major will become CFO of the combined Company, Bryan Yeazel will take the role of Chief Administrative Officer and General Counsel, and Tony Genito will become the full-time integration later. Both companies recognize the value of talented people, and have excellent leadership across the combined businesses. With these four executive leaders in place, it will help to ensure strong execution, seamless integration, and appropriate risk management of this exciting next step for our Company.

While the transaction will need to be approved by shareholders of both BMC and Stock, it is worth pointing out that this merger is already supported by BMC’s Management team and more than 50% of their existing shareholders. The merger is also subject to customary regulatory approvals, and therefore we expect to close in the fourth quarter of 2015.

With that, let me turn it over to Peter for an overview of BMC.

Peter Alexander - Building Materials Holdings Corporation - CEO

Okay, thanks Jeff. Hello to all of the Stock and BMC shareholders, customers, and employees listening in today. It’s great to be with you to discuss this exciting transaction, and I’m looking forward to meeting with many of you that I don’t already know once this transaction closes.

I’ve admired Jeff, Stock, and its associates a great deal over my career at BMC, and I couldn’t be more excited to be leading the combined Company as CEO upon close of the transaction. I believe our two companies fit together perfectly, and we’re going to accomplish great things together.

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JUNE 03, 2015 / 01:00PM GMT, STCK - Stock Building Supply Holdings Inc and Building Materials Holding Corporation Joint Conference Call to Discuss Definitive Merger Agreement

Turning to Slide 5, this will provide you with a good overview of the combined Company’s platform. Our two companies possess complementary product and service offerings, and a shared business management system. In examining Stock’s and BMC’s respective locations, you can see clearly this is a highly complementary combination that we believe increases our ability to deliver comprehensive solutions to our customers and suppliers. Additionally, I believe that the cultures of these two companies are similar, our combined talent is best in class, and there are very limited integration issues given the footprints.

To put into perspective, the Company’s — the combined Company’s expanded geographic footprint will operate in 17 states that encompass approximately 63% of the US housing permits, with ample room to expand in additional regions experiencing population growth. This is a compelling fact for customers, shareholders, our stock, and our BMC employees.

On Slide 6 you can see an overview of the combined Company’s highly attractive financial profile. The chart on the left is the combined pro forma revenues, showing more than $2.7 billion in revenues. The chart on the right shows the substantial adjusted EBITDA contribution from BMC and expected synergies, giving the combined Company approximately $161 million in adjusted EBITDA. The result of this combination is a business with solid operating margins, a conservative leverage profile, and the financial flexibility to capture additional strategic growth opportunities.

One recent example of these growth opportunities with the acquisition by BMC of V&S Corporation at the beginning of May. V&S is headquartered in Vidalia, Georgia, which gives BMC a presence in the high-growth Southeast region, and which we believe will be very complementary to Stock’s locations serving Atlanta and South Carolina.

For those of you not familiar with BMC, Slide 7 presents an overview of the Company, our performance, and our highly valued products and services. BMC is a best in class provider of building materials and targeted construction services, which includes diversified building materials, trusses and components, doors and millwork, construction and installation services. We were founded in 1987, currently have approximately 5,000 employees, and have maintained a consistent focus on providing local expertise to professional builders who work on residential and light commercial construction.

We’re a market leader in highly attractive regions throughout the US, with our locations based in the west, the state of Texas, and the Southeast. This includes 11 of the top 25 US residential construction markets, which is one of the factors that has contributed to our strong financial performance, especially in the midst of a continued housing market recovery.

On the right side of Page 7, you can see examples of our strong revenue and adjusted EBITDA growth over the last three years, along with above-market growth rates BMC has been delivering.

Slide 8 shows a bit more detail of the various products and services that we offer for our valued customers. It’s worth pointing out that we have focused over the past several years on pivoting our business mix toward value-add business lines, including ready frame and dedicated BMC design centers to help the homeowner and general contractor select the right products for the project. We’re proud of our efforts on these initiatives, and those efforts have contributed meaningfully to our continued growth and success.

Slide 9 goes into greater detail on the value-added services we bring to customers. Our goal, which will continue with the combined Company, will be to serve as a comprehensive solution provider.

Customers demand high levels of service, accuracy, and quality products, and we believe that they will be able to attain everything in one place at the newly combined Company. You can see here that BMC covers a range of offerings, whether they be account management to ensure projects are on schedule and on budget, unique custom products and manufacturing, construction services that include delivery and installation, and design centers that help customers through the product selection process.

The Stock customers and employees on the call might recognize our ReadyFrame product that’s described in the far column. This product has been a tremendous success for our Company, and we’re looking forward to rolling it out across the combined Company’s footprint. These precision, pre-cut whole-house packages are being used by builders in many different phases of home construction, with guaranteeing take-offs up to 1/16 of an inch. We have found them to be in high demand since we introduced the concept almost three years ago in the Pacific Northwest.

With that, I’d like to turn it back over to Jeff.

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JUNE 03, 2015 / 01:00PM GMT, STCK - Stock Building Supply Holdings Inc and Building Materials Holding Corporation Joint Conference Call to Discuss Definitive Merger Agreement

Jeff Rea - Stock Building Supply Holdings, Inc. - President and CEO

Thanks, Peter, for that overview. As many of you know, Stock has made significant progress since we restructured as a private Company. In 2010, I joined as CEO with the intent of creating a Company that would be transformational in its approach to distribution services in the massive US building materials industry. We set out at that time to strategically reposition our geographic footprint, create a top-notch operating platform, and build upon the strong and talented associate base that our customers had come to rely upon.

In 2013, we emerged as a stand-alone public Company, and announced our plans to continue building a differentiated e-business platform. Over the past year we have continued to execute on our strategic priorities, including the expansion of our structural components facilities, and the addition of distribution capabilities and customer support capacity to drive growth. The combination of BMC and Stock is expected to build on these accomplishments, and is a compelling next step to position the combined Company for continued growth that I’ll explain on the next slide.

We have touched on some of these points highlighted on Slide 11 already, but I feel that they are worth reiterating. We believe the combined Company will be a market leader in building products distribution.

The Company is expected to have scale, national reach, and growth opportunities to continue providing value to customers and shareholders. The combined Company will extend our presence in many of the most promising housing markets in the US, and customers in those regions will now be served by a Company with the shared products and solutions capabilities to meet and exceed their needs.

On close, we believe shareholders will benefit from an accretive transaction that results in a stronger, more efficient competitor, with a proven management team, and an enhanced margin and return profile, driven by substantial near-term synergy potential. But more importantly, we believe shareholders will own a stronger company, a company that has the strategic potential to continue the journey that both Peter and I have embarked upon, and that has the potential to fund this strategy and accelerate our progress.

As you can see, the combined Company’s balance sheet will exhibit the strength and flexibility to pursue strategic growth initiatives, including additional M&A in a building materials market place that remains very large, but highly fragmented.

I would now like to turn the call back over to Peter, who is going to go into a bit more detail on the strategic benefits of today’s transaction.

Peter Alexander - Building Materials Holdings Corporation - CEO

Thanks, Jeff. Turning to Slide 12, you can see the competitive strength of the combined Company. Scale is incredibly important to our business for strategic reasons.

While we expect it to remain highly fragmented, scale allows us — allows for accelerated investments and differentiated capabilities like e-commerce, unique solutions like ReadyFrame, and the talent and resources needed to accelerate the combined Company’s profitable growth. It also provides our collective customers with a wider array of products, services, and enhanced capabilities.

At BMC our mantra has always been to operate fundamentally well and incrementally better every day, and to be better to be better, not necessarily bigger to be better. We believe the combination of Stock and BMC creates not only greater scale, but a better stronger Company together than either of us could have achieved separately.

The combined Company will instantly become the number two LBM distributor in the US, with plenty of room left to grow. We believe we will be a better services provider in a broader set of markets across the US, with unmatched capabilities and solutions for our customers and our suppliers.

What does that scale look like? On Page 13 you can see clearly the highly complementary geographic networks of Stock and BMC, which includes an increased presence from 21 to 42 metropolitan areas. Not only will the combined Company be operating in those markets, but with locations serving 17 states and the District of Columbia, the Company will have access to approximately 63% of the single family housing permits. These areas have demonstrated a growth rate above that of the broader country over the past five years.

What excites us, too, is if you look at the map, there’s lots of room still left to grow, both in the states where we already have a physical presence, and ones obviously where Stock or BMC don’t have presence today, and then the local customer segments such as repair and remodel, in which we have very little share today, but yet have the capabilities to serve those customers well.

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JUNE 03, 2015 / 01:00PM GMT, STCK - Stock Building Supply Holdings Inc and Building Materials Holding Corporation Joint Conference Call to Discuss Definitive Merger Agreement

We touched on much of what you’ll see on Slide 14 earlier in the call. But it’s worth reiterating that the combined Company plans to deliver a comprehensive suite of value-added products and services to customers.

You can see here how much of our two businesses are complementary — distribution services, truss manufacturing, and millwork manufacturing. At the same time, both Stock and BMC bring certain unique offerings to the combined Company that will be beneficial to the customers, whether it be construction services, installation management, innovative design centers, or e-business solutions.

Slide 15 really speaks to why we believe this combination is an ideal marriage of two leading companies, with complementary strategies, products, services, and operating platforms. As a result, our ability to leverage these strengths with a strong balance sheet and a robust cash flow will enable the new Company to accelerate its growth organically, and through disciplined execution to continue our impressive earnings expansion. Of course our financial flexibility and access to capital should allow us to execute on strategic and accretive acquisitions that fit our growth plan.

With that, I’d like to turn it over — the call over to Stock CFO Jim Major to discuss the financial highlights of the merger in a bit more detail.

Jim Major - Stock Building Supply Holdings, Inc. - EVP and CFO

Thanks, Peter. You’ve heard several times on this call that one of the benefits of today’s announcement is that the combined Company will have the operating capabilities and financial flexibility to execute on strategic initiatives and pursue additional strategic growth opportunities. Slide 16 summarizes what this all adds up to for our shareholders, which is the ability to participate in the tremendous upside potential of this combined Company.

To summarize the points we’ve touched on the call today, this combination is projected to deliver attractive earnings accretion in the first full year post-close. The deal will yield high-confident synergy potential of $30 million to $40 million annually within 24 months, which should deliver pro forma EBITDA margins that are nearly double the LTM margins of Stock on a stand-alone basis.

We believe the combined Company will be poised for continued above-market growth due to increased scale, enhanced network density, exposure to high-growth markets, and expanded product and service offerings. The resulting strong balance sheet and financial flexibility should allow the Company to continue making strategic and accretive growth investments where appropriate.

Slide 17 describes the synergies I just mentioned in greater detail. You can see in the top left that we estimate the run-rate synergies increasing from $20 million annually within one year after the deal closes to potentially $30 million to $40 million annually by the second anniversary. It is important to note we believe these synergies are specific, achievable, and will be driven by a well-prepared integration strategy, and led by an experienced integration team.

While we expect to refine our estimates as integration planning progresses, we currently believe that more than half of the synergy opportunity will come from sourcing and supply chain initiatives, where we spent over $1.7 billion as a combined enterprise in 2014. In addition to sourcing and supply chain, we see substantial opportunities to leverage our SG&A costs by deploying operational best practices, aligning our branch support processes, and deploying best-in-class technology across the combined Company.

On Slide 18 you will note the combined Company’s pro forma debt as of March 31, 2015, is $363 million. Pro forma leverage is a very manageable 2.7 times the LTM adjusted EBITDA of the combined business. This is excluding expected synergies. The debt includes $250 million of BMC’s senior secured notes, which will mature in 2018, and are expected to remain outstanding at the time this transaction closes, as well as certain capital lease obligations, equipment notes, and outstanding balances under each Company’s revolving lines of credit.

In conjunction with this announcement, we have received a commitment from our lenders to combine and up side each Company’s existing revolvers into a $450-million revolving ABL facility with an extended maturity. As you can see, this combined business is stronger, better, and more prepared to execute on the exciting strategic opportunity ahead.

I will now turn the call back to Jeff for some closing remarks.

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JUNE 03, 2015 / 01:00PM GMT, STCK - Stock Building Supply Holdings Inc and Building Materials Holding Corporation Joint Conference Call to Discuss Definitive Merger Agreement

Jeff Rea - Stock Building Supply Holdings, Inc. - President and CEO

Thank you, Jim. I want to reiterate how excited we are today about today’s announcement. We have been working on this possibility for several years, and I can’t emphasize enough the strategic opportunity that exists for the combined Company in this highly fragmented, large US building materials market. I’m thrilled to be able to continue to support our wonderful Stock associates in this venture, and glad to be working with Peter and his talented team in this joint endeavor.

With Jim, Brian, and Tony expected to play meaningful roles in the go-forward Leadership Team, and with others to be announced, I am confident we will execute this merger and common strategy to the benefit of all our stakeholders. As I’m sure you can see, the combined Company is going to be an even more formidable player in the building materials distribution industry.

Moving forward, the Company will have the ability to grow even more through its combined platform and operational capabilities. Customers will benefit from an increased suite of products and solutions, while still receiving the high-touch service in which they have become accustomed.

Associates will see more opportunities to work at an exciting, innovative Company, and suppliers will have a leading and driven professional distribution Company to help access this highly fragmented market. All shareholders will have the ability to benefit from the numerous up sides of this combination.

Thank you again for taking the time to join this morning’s call. At this point, we would be happy to open the lines for questions. Operator?

QUESTION AND ANSWER

Operator

Thank you. We’ll now be conducting a question-and-answer session.

Our first question is coming from the line of Luke Junk with Robert W Baird.

Luke Junk - Robert W. Baird & Co. - Analyst

Good morning, everyone. First question here would be relative to some of the capabilities that both companies bring to the combined entity, whether it be the e-biz platform that Stock has or the Ready-Frame platform that BMC has that we discussed this morning. Could you expand on the opportunity relating to those platforms? Maybe also mention any other capabilities that would be of note for the combined Company?

Jeff Rea - Stock Building Supply Holdings, Inc. - President and CEO

Great question, Luke. Be glad to. I’ll start and then turn it to Peter. As you can see, these two companies are approximately the same size and have very complementary footprints. The first thing that we’re really excited about is the ability to take the best practices that both companies have and extend them, share them, once the deal closes, send them across the combined footprint. As you alluded to, and everyone knows, our e-business platform is of course strategic for us, and we see the benefits being able to expand that over time to the BMC team. We are still in the development of that, and we feel like that’s going to continue to provide significant benefits to Stock, and then to the combined Company once we get to that stage.

Obviously we’re really excited about some of the things that BMC brings to the table, as well. I could go on with a lot of different capabilities that both of our companies share, but there are some unique abilities that BMC has. Peter?

Peter Alexander - Building Materials Holdings Corporation - CEO

Good morning, Luke. I think from BMC’s side we are tremendously excited about it. The number one issue is we don’t have a horrific amount of overlapping markets. We do bring different capabilities to the table. When you look at products like Ready-Frame that’s a whole house, pre-cut, precision-cut package, or BMC Design Centers, it gives us now a much expanded footprint to deploy that. I think you really — I couldn’t agree more with Jeff. You’re really getting the best of both worlds in this combination of companies.

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JUNE 03, 2015 / 01:00PM GMT, STCK - Stock Building Supply Holdings Inc and Building Materials Holding Corporation Joint Conference Call to Discuss Definitive Merger Agreement

Jeff Rea - Stock Building Supply Holdings, Inc. - President and CEO

Let me just add as well, the strategic thrust — and this is where Peter and I have had a chance to really spend a lot of time discussing as we evaluated whether this was the best opportunity for both companies — the strategic thrust that we both have, and the shared strategy that we coalesced around, is about unique, value-added, strong customer service and solutions capabilities. We felt very confident that we have complementary strategies, and a complementary culture to build out this operating platform that we’ve embarked on separately, but look forward to working together once the transaction closes.

Luke Junk - Robert W. Baird & Co. - Analyst

Then a follow-up question, both on what you just said, Jeff, and one of the comments you made in your prepared remarks that you’ve been working on this for several years. We you referencing the transaction, specifically, in terms of the merger? Maybe just color on when talks started, who approached who? How this came together would be helpful.

Jeff Rea - Stock Building Supply Holdings, Inc. - President and CEO

This is obviously a strategic merger that both parties support. In this industry, as you know, Luke, we’ve talked about our inorganic pipeline, and we won’t comment further on that, other than we have a robust one. As I’ve mentioned, we would only do deals that we felt like were extremely strategic and complementary and accretive. We saw this as the premier opportunity for Stock. I’ll let Peter talk to his view of the combination from BMC’s perspective.

Peter Alexander - Building Materials Holdings Corporation - CEO

Really nothing to add, other than applying on Jeff’s opinion. We’ve known each other for several years, and the companies have known each other for several years. I think it was a joint effort to come together on this, and we are thrilled to be here today announcing this deal.

Luke Junk - Robert W. Baird & Co. - Analyst

Last question for me. Peter, going forward maybe if you could comment on preliminarily what you would envision as the acquisition strategy for the combined Company. Obviously both companies have been acquisitive in the past, and you have both mentioned the opportunity that’s still in front of us in terms of consolidation in the industry, as well.

Peter Alexander - Building Materials Holdings Corporation - CEO

Sure, I’ll be happy to take that. I think without getting into details, I think philosophically we are completely aligned that this has to be a disciplined approach on acquisitions, and with any acquisition there has to be a crisp integration plan behind it. I think there are still unique opportunities out there in the spaces we’ve not explored yet. If the deals makes sense, they will go through a very careful filter, backed by a pretty strong strategic plan that Jeff and I are both aligned on. But one thing I will guarantee is we’ll be disciplined. It will be planned well, and it will be integrated well.

Operator

(Operator Instructions)

Trey Grooms with Stephens.

Drew Lipke - Stephens, Inc. - Analyst

Good morning, guys. This is Drew Lipke on for Trey. Congrats on the deal. First question I wanted to ask was as it relates to integration hurdles that you guys see going forward. I know you guys talked about the e-business capability. Maybe you can elaborate a little more on the IT platforms, and what that looks like on a combined basis going forward?

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JUNE 03, 2015 / 01:00PM GMT, STCK - Stock Building Supply Holdings Inc and Building Materials Holding Corporation Joint Conference Call to Discuss Definitive Merger Agreement

Jeff Rea - Stock Building Supply Holdings, Inc. - President and CEO

The first thing is you probably saw in our announcement is we have a full-time — we have announced a full-time integration leader. This is a gentleman that Peter knows extremely well, and has been working with BMC for a little while. We’ve got a lot of confidence in his leadership; but as Jim alluded to on the call, the team that’s going to be able to come together and make sure that we integrate this very well with discipline.

We don’t see the integration as being a challenge, quite frankly, given the talent, first and foremost, the talent that will be assigned to do it; but also the fact that we have common cultures, common strategy, common operating platforms, and an operating philosophy that we both believe in, and that is implemented in both of our businesses today. From an integration standpoint we are highly confident in the synergies that we see, and more excited about the strategic opportunities going forward by bringing these two companies together.

Peter Alexander - Building Materials Holdings Corporation - CEO

This is Peter. I would add the two words to it — high confidence in the integration plan. I think IT is part of it. I think the beauty here is we’ve got two systems that are working very well. It’s all part of the integration mix, but we have high confidence on the integration efforts.

Drew Lipke - Stephens, Inc. - Analyst

Okay. You touched a little bit on the sales synergies with the Design Center and the Ready-Frame and then the e-business platform. How should we think about potential pricing synergies over time?

Peter Alexander - Building Materials Holdings Corporation - CEO

The synergies that we have modeled are almost entirely around different cost opportunities, whether that’s cost of sales, direct cost of sales, material cost, indirect cost of sales, or obviously some SG&A opportunities, as well. We have not projected any type of pricing or revenue increases as part of the synergy number that we have shared with you today.

Jeff Rea - Stock Building Supply Holdings, Inc. - President and CEO

Let me reiterate. This opportunity to come together is about the ability to serve our customers better combined than we can independently, bringing more solutions, as Peter alluded to some of the capabilities BMC has that Stock doesn’t. Clearly there’s some capabilities that Stock has that will benefit BMC’s business, employees, and customers. We see this very accretive from a service- and solutions-oriented standpoint. We would expect that to drive accelerated growth opportunities for our Company going forward, as we execute this integration and bring these two great companies together over time. Obviously, we have to close the transaction before we can actually bring these benefits to our customers together, which we expect to happen later this year.

Drew Lipke - Stephens, Inc. - Analyst

Great. All right, that’s it for me. Best of luck, guys.

Jeff Rea - Stock Building Supply Holdings, Inc. - President and CEO

All right, thanks.

Operator

Thank you. At this time for closing comments, I’ll turn the floor back to Mr. Jeff Rea.

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JUNE 03, 2015 / 01:00PM GMT, STCK - Stock Building Supply Holdings Inc and Building Materials Holding Corporation Joint Conference Call to Discuss Definitive Merger Agreement

Jeff Rea - Stock Building Supply Holdings, Inc. - President and CEO

Again, I want to thank everyone for their interest in our Company. I want to thank Peter and his team for all the great work to bring us to this point. Obviously it was a collaborative effort to get today’s announcement, and we couldn’t be more excited about the future going forward. Peter, any —?

Peter Alexander - Building Materials Holdings Corporation - CEO

Yes, same here, Jeff. I think this is a terrific opportunity in a very unique spot in this industry’s history. I think the fact that we drive everything toward value-add, whether it’s the e-business platform, or whether it’s Ready-Frame, we’re looking at the world very differently to bring solutions, and not just be a fulfiller. I think tremendous days are ahead for this joint Company, and I look forward to getting to know everybody on the call.

Jeff Rea - Stock Building Supply Holdings, Inc. - President and CEO

Thank you.

Operator

This concludes today’s teleconference. You may disconnect your lines at this time. Thank you for your participation.

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Forward-Looking Statements

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JUNE 03, 2015 / 01:00PM GMT, STCK - Stock Building Supply Holdings Inc and Building Materials Holding Corporation Joint Conference Call to Discuss Definitive Merger Agreement

Commission (“SEC”) on March 2, 2015, and our subsequent filings with the SEC. These risk factors, as well as other risks associated with the merger, will be more fully discussed in the Registration Statement and the Proxy /Consent Solicitation Statement/Prospectus (as defined below). All such factors are difficult to predict and are beyond Stock Building Supply and BMC’s control. All forward-looking statements attributable to Stock Building Supply or persons acting on Stock Building Supply’s behalf are expressly qualified in their entirety by the foregoing cautionary statements. All such statements speak only as of the date made, and Stock Building Supply and BMC undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

The information in this communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

The proposed transaction involving Stock Building Supply and BMC will be submitted to the respective stockholders of Stock Building Supply and BMC for their consideration. In connection with the merger and special meeting of Stock Building Supply’s stockholders, Stock Building Supply expects to file with the SEC a registration statement on Form S-4 (the “Registration Statement”) that will include a proxy statement/consent solicitation/prospectus (the “Proxy/Consent Solicitation Statement/Prospectus”). The definitive Registration Statement and the Proxy/Consent Solicitation Statement/Prospectus will contain important information about the merger, the merger agreement and related matters. This communication may be deemed to be solicitation material in respect of the proposed transaction between BMC and Stock Building Supply. This communication is not a substitute for the Registration Statement, Proxy/Consent Solicitation/Prospectus or any other documents that Stock Building Supply or BMC may file with the SEC or send to shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF STOCK BUILDING SUPPLY AND BMC ARE URGED AND ADVISED TO READ THE REGISTRATION STATEMENT AND THE PROXY/CONSENT SOLICITATION STATEMENT/PROSPECTUS CAREFULLY WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC AND ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The Registration Statement, the Proxy /Consent Solicitation Statement/Prospectus and any other documents filed or furnished by Stock Building Supply with the SEC may be obtained free of charge at the SEC’s website (www.sec.gov). The Registration Statement, the Proxy/Consent Solicitation Statement/Prospectus and other relevant documents will also be available to security holders, without charge, from Stock Building Supply by going to its investor relations page on its corporate website at http://ir.stocksupply.com or from BMC by directing a request to Paul Street, Corporate Secretary of BMC, via email or telephone (paul.street@buildwithbmc.com, (208) 331-4300).

Participants in the Merger Solicitation

Stock Building Supply, BMC, their respective directors and certain of their executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Stock Building Supply is set forth in the proxy statement for Stock Building Supply’s 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 30, 2015. Information about the directors and executive officers of BMC and more detailed information regarding the identity of all potential participants, and their direct and indirect interests, by security holdings or otherwise, will be set forth in the Registration Statement and the Proxy/Consent Solicitation Statement/Prospectus. Investors may obtain additional information regarding the interests of such participants by reading the Registration Statement and the Proxy/Consent Solicitation Statement/Prospectus when they become available. You may obtain a free copy of the proxy statement for Stock Building Supply’s 2015 Annual Meeting of Stockholders by going to its investor relations page on its corporate website at http://ir.stocksupply.com. You may obtain free copies of the Registration Statement, the Proxy/Consent Solicitation Statement/Prospectus and other relevant documents as described in the preceding paragraph.

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